As filed with the Securities and Exchange Commission on April 27, 2015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________________________________

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

______________________________________

THE CENTRAL EUROPE, RUSSIA AND TURKEY
FUND, INC.
(Name of Subject Company (Issuer))

THE CENTRAL EUROPE, RUSSIA AND TURKEY FUND, INC.
(Name of Filing Person (Offeror))

COMMON STOCK,
$0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

153436100
(CUSIP Number of Class of Securities)

John Millette
Secretary
The Central Europe, Russia and Turkey Fund, Inc.
c/o Deutsche Investment Management Americas Inc.
One Beacon Street
Boston, MA 02108
(617) 295-2572
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:
Donald R. Crawshaw, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4000

______________________________________

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
N/A*	N/A*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☑	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1
☑	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Press Release

FOR IMMEDIATE RELEASE

For additional information:
Deutsche Bank Press Office (212) 250-5536
Shareholder Account Information (800) 294-4366
Deutsche Closed-End Funds (800) 349-4281
or 00-800-2287-2750 from outside the US

The Central Europe, Russia and Turkey Fund, Inc. Announces Results of Measurement Period and Authorization of Additional Shares for Repurchase

NEW YORK, NY April 27, 2015 - The Central Europe, Russia and Turkey Fund, Inc. (NYSE: CEE) (the “Fund”) announced today the results of a fifteen-week measurement period that began on Monday, January 12, 2015 and expired on Friday, April 24, 2015, in accordance with the Fund’s previously announced Discount Management Program (the “Program”).  At the conclusion of the measurement period, shares of common stock of the Fund had traded at an average discount to NAV of -10.01% during the fifteen-week measurement period.  The terms of the Program require the Fund to conduct a tender offer if its shares trade at an average discount to NAV of more than 10% during the applicable fifteen-week measurement period.  Therefore, the Fund will conduct its tender offer for up to 5% of its outstanding shares at a price equal to 98% of NAV. Details concerning the tender offer will be announced in the upcoming weeks.
The Fund also announced that its Board of Directors has  approved a 100,000 share increase to the previously announced share repurchase authorization, resulting in a total authorization of 1,110,000 shares for repurchase during the period from August 1, 2014 through July 31, 2015.  Repurchases will be made from time to time when they are believed to be in the best interests of the Fund.
For more information on the Fund, including its most recent month-end performance, visit deutschefunds.com or call (800) 349-4281 or 00-800-2287-2750 from outside the U.S.

Important Information

The Central Europe, Russia and Turkey Fund, Inc. is a non-diversified, closed-end investment company seeking long term capital appreciation through investment primarily in equity or equity-linked securities of issuers domiciled in Central Europe, Russia and Turkey. Because the Fund is non-diversified, it can take larger positions in fewer issues, increasing its potential risk. Investing in foreign securities, particularly those of emerging markets, presents certain risks, such as currency fluctuations, political and economic changes, and market risks. Any fund that focuses in a particular segment of the market will generally be more volatile than a fund that invests more broadly.

The shares of most closed-end funds, including the Fund, are not continuously offered. Once issued, shares of closed-end funds are bought and sold in the open market through a stock exchange. Shares of closed-end funds frequently trade at a discount to net asset value. The price of a fund’s shares is determined by a number of factors, several of which are beyond the control of the fund. Therefore, a fund cannot predict whether its shares will trade at, below or above net asset value. There can be no assurance that the Fund’s Program will be effective in reducing the Fund’s market discounts.

Investments in funds involve risk. Additional risks of the Fund are associated with international investing, such as currency fluctuations, political and economic changes, market risk, government regulations and differences in liquidity, which may increase the volatility of your investment. Foreign security markets generally exhibit greater price volatility and are less liquid than the U.S. market. Additionally, the Fund focuses its investments in certain geographic regions, thereby increasing its vulnerability to developments in those regions and potentially subjecting the Fund’s shares to greater price volatility. Some funds have more risk than others. These include funds, such as the Fund, that allow exposure to or otherwise concentrate investments in certain sectors, geographic regions, security types, market capitalization or foreign securities (e.g., political or economic instability, which can be accentuated in emerging market countries).

The European Union, the United States and other countries have imposed sanctions on Russia as a result of the Russian military intervention in the Ukraine. These sanctions have adversely affected Russian individuals, issuers and the Russian economy, and Russia, in turn, has imposed sanctions targeting Western individuals, businesses and products, including food products. The various sanctions have adversely affected, and may continue to adversely affect, not only the Russian economy, but also the economies of many countries in Europe, including in Central Europe. Potential developments in the Ukraine, and the continuation of current sanctions or the imposition of additional sanctions may materially adversely affect the value or liquidity of the Fund’s portfolio.

This press release shall not constitute an offer to sell or a solicitation to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer or solicitation or sale would be unlawful prior to registration or qualification under the laws of such state or jurisdiction.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the Fund. The Fund has not commenced the self-tender offer described in this press release. Upon commencement of the Fund’s tender offer, the Fund will file with the Securities and Exchange Commission a tender offer statement on Schedule TO and related exhibits, including an offer to purchase, a letter of transmittal, and other related documents. Stockholders of the Fund should read the offer to purchase and the tender offer statement on Schedule TO and related exhibits when such documents are filed and become available, as they will contain important information about the Fund’s tender offer. Stockholders can obtain the offer to purchase and the tender offer statement on Schedule TO and related exhibits when they are filed and become available free of charge from the Securities and Exchange Commission’s website at www.sec.gov.

Certain statements contained in this release may be forward-looking in nature. These include all statements relating to plans, expectations, and other statements that are not historical facts and typically use words like “expect,” “anticipate,” “believe,” “intend,” and similar expressions. Such statements represent management’s current beliefs, based upon information available at the time the statements are made, with regard to the matters addressed. All forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements. Management does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

NOT FDIC/ NCUA INSURED • MAY LOSE VALUE • NO BANK GUARANTEE NOT A DEPOSIT • NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY

Deutsche Asset & Wealth Management represents the asset management and wealth management activities conducted by Deutsche Bank AG or any of its subsidiaries. Clients will be provided Deutsche Asset & Wealth Management products or services by one or more legal entities that will be identified to clients pursuant to the contracts, agreements, offering materials or other documentation relevant to such products or services.  (R-38210-1  4/15)